Valneva and Serum Institute of India Announce Discontinuation of Chikungunya Vaccine License Agreement

Saint-Herblain (France), Pune, (India), December 31, 2025 – Valneva SE (“Valneva” or “the Company”), a specialty vaccine company, and Serum Institute of India (SII), a Cyrus Poonawalla Group company today announced that they have mutually agreed to discontinue their license agreement for Valneva’s single-shot chikungunya vaccine.
Valneva´s strategic intent in regaining full rights is to assume direct control over its supply chain and commercialization for endemic high-risk countries, thereby accelerating access for regions most affected by the disease.
Supporting access to the vaccine in low-and-middle-income countries (LMICs) falls within the framework of the funding agreement Valneva signed with the Coalition for Epidemic Preparedness Innovations (CEPI) in July 2024 with co-funding from the European Union1.
About Chikungunya
Chikungunya virus (CHIKV) is a mosquito-borne viral disease spread by the bites of infected Aedes mosquitoes which causes fever, severe joint and muscle pain, headache, nausea, fatigue and rash. Joint pain is often debilitating and can persist for weeks to years1.
In 2004, the disease began to spread quickly, causing large-scale outbreaks around the world. Since the re-emergence of the virus, CHIKV has now been identified in over 110 countries in Asia, Africa, Europe and the Americas2. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas3 and the economic impact is considered to be significant. The medical and economic burden is expected to grow with climate change as the mosquito vectors that transmit the disease continue to spread geographically. As such, the World Health Organization (WHO) has highlighted chikungunya as a major public health problem.4
About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella
1 https://jvi.asm.org/content/jvi/88/20/11644.full.pdf
2 https://cmr.asm.org/content/31/1/e00104-16
3 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2023 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 01 Aug 2023.
4 Geographical expansion of cases of dengue and chikungunya beyond the historical areas of transmission in the Region of the Americas (who.int)

vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.
About CEPI
CEPI was launched in 2017 as an innovative partnership between public, private, philanthropic and civil organisations. Its mission is to accelerate the development of vaccines and other biologic countermeasures against epidemic and pandemic disease threats and enable equitable access to them. CEPI has supported the development of more than 70 vaccine candidates or platform technologies against multiple known high-risk pathogens and is advancing the development of rapid response platforms for vaccines against a future Disease X. Central to CEPI’s pandemic-beating five-year plan for 2022-2026 is the ‘100 Days Mission’ to compress the time taken to develop safe, effective, globally accessible vaccines against new threats to just 100 days.
About Horizon Europe
Horizon Europe — #HorizonEU — is the European Union's flagship Research and Innovation programme, part of the EU-long-term Multiannual Financial Framework (MFF) with a budget of €95,5 billion to spend over a seven-year period (2021-2027).  Under Horizon Europe, health research will be supported with the aim to find new ways to keep people healthy, prevent diseases, develop better diagnostics and more effective therapies, use personalised medicine approaches to improve healthcare and wellbeing, and take up innovative health technologies, such as digital ones.
About Serum Institute of India Private Limited
Serum Institute of India Pvt. Ltd, part of Cyrus Poonawalla Group is a global leader in vaccine manufacturing, dedicated to providing affordable vaccines worldwide. Present across 170+ countries, including the US, UK, and Europe, SIIPL holds the distinction of being the world's largest vaccine manufacturer. SIIPL's multifunctional production and one-of-the-largest facilities in Hadapsar & Manjari, Pune, with an annual capacity of 4 billion doses, has saved over 30 million lives over the years.
Founded in 1966, SIIPL's primary mission is to produce life-saving immunobiological drugs, with a particular emphasis on affordability and accessibility. Guided by a strong commitment to improving global health, the company has played a pivotal role in reducing the prices of essential vaccines, such as Diphtheria, Tetanus, Pertussis, HIB, BCG, r-Hepatitis B, Measles, Mumps, and Rubella. Notably, they are the manufacturers of 'Pneumosiil,' the world's most affordable PCV, 'Cervavac' the first indigenous qHPV vaccine in India, and R21/Matrix-M™, the second Malaria vaccine to be authorized for use in children in malaria-endemic regions, ‘MenFive’, the first in the world Pentavalent (ACYWX) Meningococcal Polysaccharide Conjugate Vaccine, approved and WHO-prequalified for use in the pediatric population. Moreover, SIIPL has been at the forefront of the global fight against COVID-19, delivering over 2 billion doses of the COVID-19 vaccine worldwide.
To further expand its global presence and ensure widespread vaccine availability, SIIPL has established Serum Life Sciences Ltd, a subsidiary in the UK and Serum Inc., a subsidiary in the US. Through relentless pursuit of innovation, SII continues to champion the cause of affordable vaccines, making a positive impact on the lives of millions worldwide. www.seruminstitute.com

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
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